Exhibit 3.5
CERTIFICATE OF DESIGNATION
OF
SERIES A-2 PREFERRED STOCK
OF
UWM HOLDINGS CORPORATION
UWM Holdings Corporation, a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies that in accordance with the provisions of the certificate of incorporation of the Corporation (including any certificate of designation, each as amended, modified or restated from time to time, in each case in accordance with this Certificate of Designation, the “Restated Certificate”), the bylaws of the Corporation (as amended, modified or restated from time to time, in each case in accordance with this Certificate of Designation, the “Bylaws”) and Law, the Board has adopted the following resolution, creating a series of Preferred Stock of the Corporation designated as “Series A-2 Preferred Stock.”
NOW THEREFORE IT BE RESOLVED, that pursuant to the Delaware General Corporation Law, the Restated Certificate and the Bylaws, the Board hereby establishes a series of Preferred Stock, par value $0.0001 per share, of the Corporation and fixes and determines the voting powers and such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof as follows:
Section 1.Designation.     Pursuant to the Restated Certificate, there is hereby created out of the authorized and unissued shares of Preferred Stock of the Corporation, par value $0.0001 per share, a series of Preferred Stock designated as “Series A-2 Preferred Stock” (“Series A-2 Preferred Stock”). Except as otherwise required by Law, all shares of Series A-2 Preferred Stock shall be identical in all respects and shall entitle the holders thereof to the same rights, powers and preferences, subject to the same qualifications, limitations and restrictions.
Section 2.Authorized Shares. The number of authorized shares of Series A-2 Preferred Stock shall be 150,000. Shares of Series A-2 Preferred Stock that are redeemed, purchased or otherwise acquired by the Corporation shall be retired and shall revert to authorized but unissued shares of Preferred Stock undesignated as to series.
Section 3.Definitions and Interpretation.
(a)Definitions. As used herein:
“Affiliate” means, with respect to any specified Person, any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person; provided that neither the Oaktree Investors nor any of their Affiliates will be considered Affiliates of the Corporation for purposes of this definition. For the purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Bankruptcy Code” means Title 11 of the United States Code, Sections 101 et seq, as amended.
“Board” means the Board of Directors of the Corporation.
“Business Day” means any day, other than a Saturday, a Sunday, or any other day on which commercial banks in New York, New York are authorized or required by law to be closed.
“Bylaws” has the meaning set forth in the preamble.
“Capital Stock” means, with respect to any Person, all shares, interests, participations or other equivalents, including limited liability company interests (however designated, whether voting or non-voting) or equity of such Person, including, if such Person is a partnership, partnership interests (whether general or limited) or any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, such partnership, but in no event will Capital Stock include any debt securities convertible or exchangeable into equity unless and until actually converted or exchanged.
“Cash Dividend Rate” has the meaning set forth in Section 4(a).
“Change of Control” means:
(i)the merger or consolidation of the Corporation with or into another Person or the merger of another Person with or into the Corporation, unless the direct or indirect holders of a majority of each of the aggregate voting power of the Voting Stock of the Corporation and the Common Stock, immediately prior to such transaction, hold directly or indirectly securities of the surviving Person that represent, immediately after such transaction, at least a majority of both the aggregate voting power of the Voting Stock of the surviving Person and the Capital Stock of such Person;
(ii)the merger of any Person with or into a Subsidiary of the Corporation if capital stock of the Corporation is issued in connection therewith, unless the direct or indirect holders of a majority of each of the aggregate voting power of the Voting Stock of the Corporation and the Common Stock, immediately prior to such transaction, hold directly or indirectly securities of the surviving Person that represent, immediately after such transaction, at least a majority of both the aggregate voting power of the Voting Stock of the surviving Person and the Capital Stock of such Person;
(iii)any “person” or “group” (as such terms are used for purposes of Sections 13(d) and 14(d) of the Exchange Act), other than Permitted Holders, is or becomes the “beneficial owner” (as such term is used in Rule 13d-3 under the Exchange Act), directly or indirectly, of more than fifty percent (50%) of the total voting power of the Voting Stock or Capital Stock of Holdings LLC or any Parent Entity, and thereafter, the Permitted Holders are the beneficial owners, directly or indirectly, of less than fifty percent (50%) of the total voting power of the Voting Stock or the Capital Stock of the Corporation; or
(iv)any transaction or event as a result of which the Corporation ceases to serve as the manager, directly or indirectly, of Holdings LLC.
“Change of Control Offer” has the meaning set forth in Section 6(b).

“Change of Control Offer Price” means, with respect to any share of Series A-2 Preferred Stock to be redeemed in connection with a Change of Control, a number of shares of Class A Common Stock equal to the quotient obtained by dividing (i) the applicable Series A-2 Redemption Price of such share of Series A-2 Preferred Stock as of the closing date of such Change of Control, after giving effect to any adjustment to the applicable Series A-2 Redemption Price required pursuant to Section 6(a) if such Change of Control occurs during the first two (2) years following the Original Issue Date, by (ii) the lesser of (A) the per-share consideration payable to holders of Class A Common Stock in such Change of Control and (B) the volume-weighted average price of one share of Class A Common Stock for the twenty (20) trading-day period ending on the trading day immediately preceding the closing date of such Change of Control, as reported by Bloomberg.
“Class A Common Stock” has the meaning set forth in the Restated Certificate.
“Class B Units” means the Class B Common Units of Holdings LLC.
“Common Stock” has the meaning set forth in the Restated Certificate.
“Compounded Dividend Rate” has the meaning set forth in Section 4(a).
“Compounded Dividends” has the meaning set forth in Section 4(a).
“Corporation” has the meaning set forth in the preamble.
“Dividend Payment Date” means each of January 15, April 15, July 15 and October 15; provided that (i) the first Dividend Payment Date after the Original Issue Date shall be October 15, 2026 and (ii) if any Dividend Payment Date is not a Business Day, such Dividend Payment Date will be the immediately following Business Day.
“Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.
“GAAP” means generally accepted accounting principles in the United States as are in effect from time to time and applied on a consistent basis.
“Governmental Authority” means any national, federal, state, local or other government or political subdivision or any agency, authority, bureau, central bank, commission, department or instrumentality of either, or any court, tribunal, grand jury or arbitrator, in each case whether foreign or domestic.
“Holder” means a holder of the Series A-2 Preferred Stock.
“Holdings LLC” means UWM Holdings, LLC, a Delaware limited liability company.
“Insolvency Event” means, with respect to the Corporation and its Subsidiaries, the occurrence of any of the following: (i) the Corporation or any Subsidiary of the Corporation shall (A) voluntarily commence any proceeding or file any petition seeking relief under the Bankruptcy Code or any other federal, state or foreign bankruptcy, insolvency, liquidation or similar law, (B) consent to the institution of, or fail to contravene in a timely and appropriate manner, any such proceeding or the filing of any such petition, (C) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator or similar official for the Corporation or such Subsidiary, as applicable, or for a substantial part of its property or assets, (D) file an answer admitting the material allegations of a petition filed against it in any such proceeding, or (E) make a general assignment for the benefit of creditors or generally does not pay its debts as such debts become due; (ii) an involuntary proceeding shall be commenced or an involuntary petition shall be filed seeking (A) relief in respect of the Corporation or any of its Subsidiaries, or of a substantial part of the property or assets of the Corporation or any such Subsidiary under the Bankruptcy Code or any other federal, state or foreign bankruptcy, insolvency, receivership or similar law, (B) the appointment of a receiver, trustee, custodian, sequestrator or similar official for the Corporation or such Subsidiary or for a substantial part of the property of the Corporation or such Subsidiary or (C) the winding-up or liquidation of the Corporation or such Subsidiary; and in the case of clause (ii) only such proceeding or petition shall continue undismissed for forty-five (45) days; or (iii) an order of relief or other order approving or ordering any of the foregoing shall have been entered.
“Junior Stock” means any class or series of stock of the Corporation that ranks junior to Series A-2 Preferred Stock in the payment of dividends or in the distribution of assets on liquidation, dissolution or winding up of the Corporation (including, but not limited to, the Common Stock and the Series A-3 Preferred Stock).
“Law” means any federal, state, local or foreign law, common law, act, code, statute or ordinance, or any rule, regulation, judgment, order, writ, injunction, ruling or decree of any Governmental Authority in effect from time to time.
“Lien” means any mortgage, deed of trust, pledge, lien, security interest, charge or other encumbrance or security arrangement of any nature whatsoever, whether voluntarily or involuntarily given, including any conditional sale or title retention arrangement, and any assignment, deposit arrangement or lease intended as, or having the effect of, security and any filed financing statement or other notice of any of the foregoing (whether or not a lien or other encumbrance is created or exists at the time of the filing).
“Liquidation Event” means (i) effecting any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary and (ii) any Insolvency Event.
“LLC Agreement” means the Third Amended and Restated Limited Liability Company Agreement of Holdings LLC, dated as of August 5, 2026, as in effect on the Original Issue Date.
“Oaktree Investor(s)” means, individually and collectively, the Oaktree Purchasers (as defined in the Series A Preferred Stock Purchase Agreement), or any of their Affiliated funds, investment vehicles and/or managed accounts.
“Original Issue Date” means August 5, 2026.
“Original Issue Price” means $1,000 per share, subject to adjustment in the event of a stock dividend, combination, subdivision or other event of a similar nature that increases or decreases the number of shares of Series A-2 Preferred Stock outstanding.
“Parent Entity” means (i) the Corporation or (ii) any Person that is, or becomes a direct or indirect parent of Holdings LLC.
“Parity Stock” means any class or series of stock of the Corporation that ranks pari passu and on a parity with Series A-2 Preferred Stock in the payment of dividends and in the distribution of assets on liquidation, dissolution or winding up of the Corporation.
“Permitted Holders” means any or all of the following:

(i)Jeff Ishbia (together with (i) his spouse and children (natural or adopted) and (ii) the estate, heirs, executors, personal representatives, successors or administrators upon or as a result of the death, incapacity or incompetency of such person for purposes of the protection and management of such person’s assets);
(ii)Mat Ishbia (together with (i) his spouse and children (natural or adopted) and (ii) the estate, heirs, executors, personal representatives, successors or administrators upon or as a result of the death, incapacity or incompetency of such person for purposes of the protection and management of such person’s assets);
(iii)Justin Ishbia (together with (i) his spouse and children (natural or adopted) and (ii) the estate, heirs, executors, personal representatives, successors or administrators upon or as a result of the death, incapacity or incompetency of such person for purposes of the protection and management of such person’s assets); and
(iv)any Person both the Capital Stock and the Voting Stock of which are owned at least 50% by the Persons specified in clauses (i), (ii) or (iii) or in the case of a trust, family partnership or estate planning vehicle, the beneficial interests in which are owned at least 50% by, or the majority of the trustees or investment advisers of which are, Persons specified in clauses (i), (ii) or (iii).
“Person” means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, limited liability company, government or any agency or political subdivision thereof or any other entity.
“Preferred Stock” means, with respect to any Person, any and all Capital Stock which is preferred as to the payment of dividends or distributions, upon liquidation or otherwise, over another class of Capital Stock of such Person.
“Preferred Units” means the Series A-1 Preferred Units and Series A-2 Preferred Units issued by Holdings LLC to the Corporation on the Original Issue Date, and the Series A-3 Preferred Units, if any, issued by Holdings LLC to the Corporation, in each case pursuant to the LLC Agreement.
“Redemption Date” has the meaning set forth in Section 6(c).
“Redemption Notice” has the meaning set forth in Section 6(c).
“Requisite Series A-1 Investor Majority” means the affirmative vote of Series A-1 Investors holding at least a majority of the aggregate number of the then-outstanding shares of Series A-1 Preferred Stock held by the Series A-1 Investors as of the record date for determination of stockholders entitled to vote on such matter.
“Requisite Series A-2 Consent” means with respect to any modification, waiver, amendment or any other change (a)(I) to the Series A-2 Liquidation Preference, the Stated Value, the Series A-2 Redemption Premium or the Series A-2 Redemption Price or that changes the timing or method of payment with respect thereto, (II) to Section 4, Section 5, Section 6 and Section 7(b) herein (and, in each case, the related defined terms), or (III) to the definition of Requisite Series A-1 Investor Majority or this definition of Requisite Series A-2 Consent, (A) for so long as a share of the Series A-1 Preferred Stock is outstanding, the affirmative vote of the Requisite Series A-1 Investor Majority and (B) the affirmative vote of one hundred percent (100%) of the then-outstanding shares of Series A-2 Preferred Stock, (b) to Section 7(b), (A) for so long as any shares of the Series A-1 Preferred Stock is outstanding, the affirmative vote of the Requisite Series A-1 Investor Majority and (B) the Requisite Series A-2 Investor Majority, and (C) to any other provision in this Certificate of Designation, the Requisite Series A-2 Investor Majority.
“Requisite Series A-2 Investor Majority” means the affirmative vote of Series A-2 Investors holding at least a majority of the aggregate number of the then-outstanding shares of Series A-2 Preferred Stock held by the Series A-2 Investors as of the record date for determination of stockholders entitled to vote on such matter.
“Restated Certificate” has the meaning set forth in the preamble.
“Rights Offering” means the rights offering by the Corporation of shares of Class A Common Stock for aggregate gross proceeds of at least $400,000,000 to be conducted pursuant to the terms of the Support and Backstop Purchase Agreement, dated August 5, 2026, among the Corporation, the Oaktree Purchasers, Mat Ishbia and SFS Group Capital, LLC.
“Securities” means any stock, shares, limited liability company interests, partnership interests, voting trust certificates, certificates of interest or participation in any profit-sharing agreement or arrangement, options, warrants, bonds, debentures, notes, or other evidences of indebtedness, secured or unsecured, convertible, subordinated or otherwise, or in general any instruments commonly known as “securities” or any certificates of interest, shares or participations in temporary or interim certificates for the purchase or acquisition of, or any right to subscribe to, purchase or acquire, any of the foregoing.
“Series A Investor Rights Agreement” means that certain Series A Investor Rights Agreement, dated as of August 5, 2026, by and among the Corporation and the investors named therein, as in effect on the Original Issue Date.
“Series A Preferred Stock Purchase Agreement” means that certain Securities Purchase Agreement, dated as of August 5, 2026, by and among the Corporation, the Oaktree Investors and SFS Group Capital, LLC, as in effect on the Original Issue Date.
“Series A-1 Event of Noncompliance” means an “Event of Noncompliance” as defined in the Certificate of Designation for the Series A-1 Preferred Stock.
“Series A-1 Investors” means the holders of shares of Series A-1 Preferred Stock other than the Permitted Holders.
“Series A-1 Preferred Stock” means 1,500,000 shares of series of Preferred Stock of the Corporation designated as “Series A-1 Preferred Stock,” issued on the Original Issue Date, as adjusted for stock splits, stock dividends, combinations, recapitalizations or similar event.
“Series A-2 Dividend Rate” has the meaning set forth in Section 4(a).
“Series A-2 Dividends” means the dividends to be made by the Corporation in respect of the Series A-2 Preferred Stock in accordance with Section 4(a).
“Series A-2 Liquidation Preference” means (i) the Stated Value plus (ii) all accrued and unpaid Series A-2 Dividends thereon.
“Series A-2 Minimum MOIC” means 140% of the Original Issue Price of a share of Series A-2 Preferred Stock.

“Series A-2 Optional Redemption” has the meaning set forth in Section 6(a).
“Series A-2 Preferred Stock” means 150,000 shares of series of the Preferred Stock of the Corporation designated as “Series A-2 Preferred Stock,” issued on the Original Issue Date, as adjusted for stock splits, stock dividends, combinations, recapitalizations or similar event.
“Series A-2 Redemption Premium” means, with respect to any redemption of a share of Series A-2 Preferred Stock, a premium equal to the applicable percentage set forth in the table below multiplied by the Series A-2 Liquidation Preference of such share:

Period in Which Such Redemption Date Occurs:	Series A-2 Redemption Premium:
From the Original Issue Date until, but not including, the first (1st) anniversary of the Original Issue Date	10.0%
On or after the first (1st) anniversary of the Original Issue Date until, but not including, the second (2nd) anniversary of the Original Issue Date	20.0%
On or after the second (2nd) anniversary of the Original Issue Date until, but not including, the third (3rd) anniversary of the Original Issue Date	30.0%
On or after the third (3rd) anniversary of the Original Issue Date until, but not including, the fourth (4th) anniversary of the Original Issue Date	40.0%
On or after the fourth (4th) anniversary of the Original Issue Date until, but not including, the fifth (5th) anniversary of the Original Issue Date	50.0%
On or after the fifth (5th) anniversary of the Original Issue Date	60.0%, plus an additional 10.0% for each portion of any twelve (12) month period that the shares of Series A-2 Preferred Stock are outstanding after the sixth (6th) anniversary of the Original Issue Date
“Series A-2 Redemption Price” means, with respect to any share of Series A-2 Preferred Stock on any Redemption Date or upon any Liquidation Event, the sum of (i) the Series A-2 Liquidation Preference, plus (ii) the applicable Series A-2 Redemption Premium.
“Series A-3 Preferred Stock” means the shares of series of Preferred Stock of the Corporation to be designated as “Series A-3 Preferred Stock,” and which may be issued in connection with the consummation of the Rights Offering, pursuant to a certificate of designation that (i) is in form and substance acceptable to the Oaktree Investors, (ii) provides that the Series A-3 Preferred Stock shall at all times rank junior in right of payment of dividends, and upon liquidation, dissolution or winding up, to the Series A-1 Preferred Stock and the Series A-2 Preferred Stock, (iii) provides that no dividends may be declared or paid on the Series A-3 Preferred Stock without the prior written consent of the Oaktree Investors and (iv) provides that no redemption or repurchase of the Series A-3 Preferred Stock may occur while any shares of Series A-1 Preferred Stock remain outstanding (unless all outstanding shares of Series A-1 Preferred Stock are concurrently redeemed in full).
“Stated Value” means with respect to each share of Series A-2 Preferred Stock, the sum of (i) the Original Issue Price plus (ii) the Compounded Dividends on such share.

“Subsidiary” means, with respect to any Person at any time, (a) any corporation, trust or other entity of which 50% or more (by number of shares or number of votes) of the outstanding Capital Stock or shares of beneficial interest normally entitled to vote for the election of one or more directors, managers or trustees (regardless of any contingency which does or may suspend or dilute the voting rights) is at such time owned directly or indirectly by such Person or one or more of such Person’s subsidiaries, or any partnership of which such Person or any of such Person’s Subsidiaries is a general partner or of which 50% or more of the partnership interests is at the time directly or indirectly owned by such Person or one or more of such Person’s subsidiaries and (b) any corporation, trust, partnership or other entity which is controlled or capable of being controlled by such Person or one or more of such Person’s subsidiaries.
“True-Up Amount” has the meaning ascribed to it in the LLC Agreement.
“Voting Stock” means, with respect to any Person, Capital Stock of any class or kind ordinarily having the power to vote for the election of directors, managers or other voting members of the governing body of such Person.
(b)Computation of Time Periods. In this Certificate of Designation, in the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including,” the words “to” and “until” each means “to but excluding” and the word “through” means “through and including.”
(c)Construction. The definitions of terms herein shall apply equally to the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. The words “include,” “includes” and “including” shall be deemed to be followed by the phrase “without limitation.” The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise, (A) any definition of or reference to any agreement, instrument or other document herein shall be construed as referring to such agreement, instrument or other document as from time to time amended, restated, amended and restated, supplemented or otherwise modified (subject to any restrictions on such amendments, supplements or modifications set forth therein), (B) any reference herein to any Person shall be construed to include such Person’s successors and permitted assigns, (C) the words “herein,” “hereof” and “hereunder,” and words of similar import, shall be construed to refer to this Certificate of Designation in its entirety and not to any particular provision hereof, (D) all references herein to Sections, Schedules and Exhibits shall be construed to refer to Sections of, and Exhibits to, this Certificate of Designation, (E) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all real property, tangible and intangible assets and properties, including cash, securities, accounts and contract rights, and interests in any of the foregoing, (F) any reference to a statute, rule or regulation is to that statute, rule or regulation as now enacted or as the same may from time to time be amended, re-enacted or expressly replaced and (G) “or” is not exclusive.
(d)Accounting Terms. All accounting terms not specifically or completely defined herein shall be construed in conformity with GAAP applied on a consistent basis, as in effect from time to time, applied in a manner consistent with that used in preparing the audited financial statements, except as otherwise specifically prescribed herein.
Section 4.Dividends.
(a)General Rate. From and after the date of issuance of any shares of Series A-2 Preferred Stock, dividends shall accrue on the Stated Value of each share of Series A-2 Preferred Stock at a rate equal to either (x) if declared on a record date fifteen (15) days prior to the applicable Dividend Payment Date and paid in cash on such Dividend Payment Date, ten percent (10.0%) per annum (the “Cash Dividend Rate”) or (y) if not so declared and paid in cash on the applicable Dividend Payment Date, thirteen percent (13.0%) per annum (the “Compounded Dividend Rate” and, together with the Cash Dividend Rate, the “Series A-2 Dividend Rate”) by automatically (and without any further action) accreting to, and increasing, the Stated Value (the “Compounded Dividends”). The Series A-2 Dividends shall accrue, whether or not declared, on a daily basis from the date of issuance of such shares of Series A-2 Preferred Stock, shall be cumulative, and, to the extent not declared and paid in cash on the applicable Dividend Payment Date, shall compound on a quarterly basis on the applicable Dividend Payment Date. Dividends on the Series A-2 Preferred Stock shall be calculated on the basis of the actual days elapsed in a year of 360 days. Dividends on the Series A-2 Preferred Stock shall accrue and be paid ratably to holders based on the number of shares of Series A-2 Preferred Stock held by each such holder. Subject to Section 4(b), at any time and from time to time when there are accrued and unpaid dividends on shares of Series A-2 Preferred Stock, the Corporation may declare and pay in cash out of legally available funds for such purpose on a record date that shall be fifteen (15) days prior to the next Dividend Payment Date, a dividend per share of Series A-2 Preferred Stock equal to all or a portion of such accrued and unpaid dividends on such share of Series A-2 Preferred Stock.
(b)Priority of Distributions. Dividends may be paid in cash on the Series A-2 Preferred Stock as and when cash dividends are paid on Series A-1 Preferred Stock; provided that so long as any share of Series A-1 Preferred Stock remains outstanding, unless all accrued dividends on all then outstanding shares of Series A-1 Preferred Stock have been paid in cash and no Series A-1 Event of Noncompliance has occurred on or after the Original Issue Date, without the prior written consent of the Requisite Series A-1 Investor Majority, no dividend may be declared or paid in cash or set aside for payment in cash, and no cash distribution may be made, on any share of Series A-2 Preferred Stock.
Section 5.Liquidation Rights. In the event of a Liquidation Event:
(a)If no Series A-1 Event of Noncompliance has occurred on or after the Original Issue Date, before any distribution or payment out of the assets of the Corporation may be made to or set aside for the holders of any Series A-3 Preferred Stock, any Junior Stock or any other class or series of stock of the Corporation ranking junior to the Series A-1 Preferred Stock and the Series A-2 Preferred Stock, the holders of outstanding shares of Series A-1 Preferred Stock and Series A-2 Preferred Stock shall be entitled to receive, pari passu and ratably in proportion to the full respective amounts to which they would be entitled, an amount in respect of each such share equal to the applicable redemption price of the Series A-1 Preferred Stock (in the case of Series A-1 Preferred Stock) or the Series A-2 Redemption Price (in the case of Series A-2 Preferred Stock); provided that if such Liquidation Event occurs prior to the second anniversary of the Original Issue Date, the Series A-2 Redemption Price shall be adjusted so that the sum of (x) the Series A-2 Redemption Price and (y) all cash dividends actually paid on each share of Series A-2 Preferred Stock to be redeemed is not less than the Series A-2 Minimum MOIC.
(b)If a Series A-1 Event of Noncompliance has occurred on or after the Original Issue Date, before any distribution or payment out of the assets of the Corporation may be made to or set aside for the holders of any Series A-2 Preferred Stock, Series A-3 Preferred Stock, any Parity Stock, any Junior Stock or any other class or series of stock of the Corporation ranking junior to the Series A-1 Preferred Stock, the holders of outstanding shares of Series A-1 Preferred Stock shall be entitled to receive an amount in respect of each such share equal to the applicable redemption price of the Series A-1 Preferred Stock; provided that if such Liquidation Event occurs prior to the second anniversary of the Original Issue Date, the Series A-2 Redemption Price shall be adjusted so that the sum of (x) the applicable redemption price of the Series A-2 Preferred Stock and (y) all cash dividends actually paid on each share of Series A-2 Preferred Stock to be redeemed is not less than the Series A-2 Minimum MOIC.
(c)If upon any such Liquidation Event, the assets of the Corporation available for distribution to its stockholders are insufficient to pay the holders of shares of Series A-1 Preferred Stock the full amount to which they are entitled under this Section 5, the holders of shares of Series A-1 Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares of Series A-1 Preferred Stock held by such holders upon such distribution if all amounts payable on or with respect to such shares were paid in full. For the avoidance of doubt, if a Series A-1 Event of Noncompliance has occurred, the holders of shares of Series A-1 Preferred Stock shall receive the entirety of assets (shared ratably among themselves based on shares held) for distribution to stockholders, and no distribution shall be made to holders of Series A-2 Preferred Stock, Series A-3 Preferred Stock, other Parity Stock or Junior Stock unless and until the Series A-1 Redemption Price has been paid in full on all outstanding shares of Series A-1 Preferred Stock.
Section 6.Redemption Rights.
(a)Optional Redemption by Corporation. Subject to Section 6(f) and before a Series A-1 Event of Noncompliance, the Corporation may, at any time and from time to time, redeem all or any portion of the outstanding shares of Series A-2 Preferred Stock (a “Series A-2 Optional Redemption”) at a price equal to the applicable Series A-2 Redemption Price. Notwithstanding the foregoing, until the second (2nd) anniversary of the Original Issue Date, (1) the Corporation may only effect a Series A-2 Optional Redemption to the extent that, immediately after giving effect to such redemption (A) the aggregate redemption price (as adjusted pursuant to clause (2), if applicable) payable in respect of all shares of Series A-1 Preferred Stock and Series A-2 Preferred Stock redeemed since the Original Issue Date does not exceed eighty percent (80%) of the Corporation’s cumulative net income (as reported on the consolidated statements of operations of the Corporation) for the period beginning on the Original Issue Date and ending on the last day of the most recently ended fiscal quarter of the Corporation for which internal financial statements are available, less the aggregate amount of dividends paid or accrued (including with respect to any True-Up Amounts) during such period on the Common Stock, the Class B Units, and all series of Preferred Stock, and (B) at least sixty percent (60%) of the shares of Series A-2 Preferred Stock issued on the Original Issue Date remain outstanding; and (2) the Series A-2 Redemption Price shall be adjusted so that the sum of (x) the Series A-2 Redemption Price and (y) all cash dividends actually paid on each share of Series A-2 Preferred Stock to be redeemed is not less than the Series A-2 Minimum MOIC; provided, however, that the limitations set forth in clause (1) of this Section 6(a) shall not apply to a Series A-2 Optional Redemption if all (but not less than all) outstanding shares of Series A-1 Preferred Stock and Series A-2 Preferred Stock are redeemed in connection with and conditioned upon the consummation of a Change of Control.
(b)Redemption Rights upon Change of Control.
(i)Upon a Change of Control, the Corporation shall be required to offer to redeem all outstanding shares of Series A-2 Preferred Stock (a “Change of Control Offer”) for the Change of Control Offer Price per share of Series A-2 Preferred Stock.
(ii)Within ten (10) Business Days following the consummation of any Change of Control, the Corporation shall deliver or cause to be delivered a written notice of such Change of Control Offer (a “Change of Control Notice”) to each Holder. The Change of Control Notice shall state:

(A)that a Change of Control has occurred or is expected to occur and that such Holder has the right to require the Corporation to redeem all or any portion of such Holder’s shares of Series A-2 Preferred Stock at the Change of Control Offer Price;
(B)a description of the transaction or transactions constituting the Change of Control in reasonable detail, including the date of consummation thereof;
(C)the Change of Control Offer Price per share of Series A-2 Preferred Stock (including a reasonably detailed calculation thereof), the Change of Control Acceptance Date (as defined below) and the Change of Control Payment Date (as defined below); and
(D)the instructions, as determined by the Corporation, consistent with this Section 6, that a Holder must follow in order to have its shares of Series A-2 Preferred Stock redeemed pursuant to the Change of Control Offer, including the form of a Change of Control Election (as defined below).
(iii)Each Holder shall have the right to elect to have all or any portion of such Holder redeemed pursuant to the Change of Control Offer by delivering a written election (a “Change of Control Election”) to the Corporation or its designated agent (or otherwise in accordance with the applicable procedures of The Depository Trust Company, if applicable) prior to the close of business on the date that is no later than thirty (30) Business Days following delivery of the Change of Control Notice (such date, the “Change of Control Acceptance Date”). A Holder may withdraw a Change of Control Election, in whole or in part, at any time prior to the close of business on the Change of Control Acceptance Date by delivering a written notice of withdrawal to the Corporation or its designated agent (or otherwise in accordance with the applicable procedures of The Depository Trust Company, if applicable).
(iv)On the date that is no later than five (5) Business Days after the Change of Control Acceptance Date (such date, the “Change of Control Payment Date”), the Corporation shall (A) accept for redemption all shares of Series A-2 Preferred Stock properly tendered pursuant to the Change of Control Offer and not withdrawn and (B) deliver or cause to be delivered to each tendering holder the Change of Control Offer Price in respect of the shares so accepted for redemption. The Corporation shall deliver the Change of Control Offer Price in the form of shares of Class A Common Stock, calculated in accordance with the definition of Change of Control Offer Price set forth in Section 3(a), to each holder that has properly tendered shares pursuant to the Change of Control Offer and not withdrawn such tender. If the Change of Control Payment Date is on or after a declared record date for a Dividend Payment Date and on or before the corresponding Dividend Payment Date, any accrued and unpaid Series A-2 Dividends shall be paid in cash to the holder of record on such record date.
(v)To the extent that the provisions of any securities laws, rules or regulations, including Rule 14e-1 and Rule 13e-4 under the Exchange Act, conflict with the provisions of this Section 6(b), the Corporation shall not be deemed to have breached its obligations under this Section 6(b) by virtue of compliance therewith. The Corporation may rely on any no-action letters issued by the SEC indicating that the staff of the SEC will not recommend enforcement action in the event a tender offer satisfies certain conditions.

(vi)Unless the Corporation defaults in the delivery of the Change of Control Offer Price, all Series A-2 Dividends shall cease to accrue on shares of Series A-2 Preferred Stock accepted for redemption on the Change of Control Payment Date and all rights with respect to such shares shall forthwith cease and terminate, except only the right of the holders thereof to receive the Change of Control Offer Price.
(c)Redemption Notice. The Corporation shall send written notice (a “Redemption Notice”) of any Series A-2 Optional Redemption contemplated by this Section 6 to each record holder of shares of Series A-2 Preferred Stock not more than sixty (60) days nor less than ten (10) days prior to the date on which such redemption is to be made. Such notice shall set forth in reasonable detail (i) the date on which such redemption is to be made (the “Redemption Date”), (ii) the aggregate number of shares of Series A-2 Preferred Stock that the Corporation will redeem on such Redemption Date and (iii) a calculation specifying the amount of consideration owed in respect of each share of Series A-2 Preferred Stock to be redeemed. The Redemption Notice shall also include, in reasonable detail: (I) a certification by the Chief Financial Officer of the Corporation, together with reasonably detailed supporting calculations, demonstrating that the proposed Series A-2 Optional Redemption would comply with the conditions set forth in Section 6(a); and (II) copies of the financial statements and other financial information of the Corporation relied upon in making the foregoing calculations, together with such additional supporting documentation as may be reasonably requested by the Series A-2 Investors to verify compliance with Section 6(a). Any Redemption Notice, and the related redemption, may, at the Corporation’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of a Change of Control transaction. If such redemption is subject to the satisfaction of one or more conditions precedent, such Redemption Notice shall describe each such condition, and if applicable, shall state that, in the Corporation’s discretion, the Redemption Date may be delayed until such time as any or all such conditions shall be satisfied, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied by the Redemption Date as stated in such notice, or by the redemption date as so delayed. The Corporation may provide in the Redemption Notice that payment of the Series A-2 Redemption Price and performance of the Corporation’s obligations with respect to such redemption may be performed by another Person; provided that the Corporation shall remain liable for any failure by such Person to pay such Series A-2 Redemption Price or perform such obligations. If the Redemption Date is on or after a declared record date for a Dividend Payment Date and on or before the corresponding Dividend Payment Date, any accrued and unpaid Series A-2 Dividends shall be paid in cash to the holder of record on such record date.
(d)Surrender of Certificates; Payment. As a condition to receiving the applicable Series A-2 Redemption Price or Change of Control Offer Price, as applicable, each holder of shares of Series A-2 Preferred Stock to be redeemed on a Redemption Date or Change of Control Payment Date, as applicable, shall, if a holder of shares in certificated form, surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place reasonably designated in the Redemption Notice or Change of Control Notice, as applicable, and thereupon the Series A-2 Redemption Price or Change of Control Offer Price, as applicable, for such shares shall be payable or deliverable, as applicable, to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Series A-2 Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Series A-2 Preferred Stock shall promptly be issued to such holder.

(e)Effectiveness of Redemption. If a Redemption Notice has been duly given and if, on or before the Redemption Date specified in the Redemption Notice, all funds or shares of Class A Common Stock, as applicable, necessary for the redemption have been set aside by the Corporation, separate and apart from its other assets, in trust or escrow for the benefit of the holders of shares of Series A-2 Preferred Stock called for redemption, so as to be and continue to be available therefor (subject to applicable escheat laws), or deposited by the Corporation with a bank or trust company in trust or escrow for the benefit of the holders of the shares of Series A-2 Preferred Stock so called for redemption, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the Redemption Date, all shares of Series A-2 Preferred Stock so called for redemption shall be cancelled and shall cease to be outstanding, all Series A-2 Dividends with respect to such shares shall cease to accrue on such Redemption Date, and all rights with respect to such shares shall forthwith on such Redemption Date cease and terminate without further liability to, or obligation of, the Corporation, except only the right of the holders thereof to receive the Series A-2 Redemption Price.
(f)Pro Rata Redemption. Unless otherwise agreed to by the Requisite Series A-1 Investor Majority, for so long as any shares of Series A-1 Preferred Stock remain outstanding, the Corporation may not redeem any shares of Series A-2 Preferred Stock (or make any offer of redemption in connection with a Change of Control) pursuant to this Section 6 unless the Corporation contemporaneously redeems shares of Series A-1 Preferred Stock, and the percentage of the then-outstanding shares of Series A-1 Preferred Stock so redeemed shall be no less than the percentage of the then-outstanding shares of Series A-2 Preferred Stock so redeemed, in each case measured immediately prior to giving effect to such redemption, with the number of shares of each series to be redeemed rounded down to the nearest whole share. For the avoidance of doubt, nothing in this Section 6(f) shall restrict the Corporation’s ability to redeem shares of Series A-1 Preferred Stock without a contemporaneous redemption of shares of Series A-2 Preferred Stock. Any purported redemption of shares of Series A-2 Preferred Stock in violation of this Section 6(f) shall be null and void and of no force or effect.
Section 7.Voting Rights.
(a) General. Holders will not have any voting rights and such shares of Series A-2 Preferred Stock shall be non-voting, except (i) as otherwise required by Law and (ii) as set forth in Section 7(b) below. Notwithstanding the foregoing, Holders shall have the right to consent to certain matters as expressly set forth herein. The voting rights of the Series A-2 Investors set forth in this Section 7 may be exercised from time to time at any regular or special meeting of stockholders of the Corporation or by written consent in accordance with the Restated Certificate and the Bylaws; provided that (A) the absence of a quorum of the holders of Common Stock shall not affect the exercise by the Series A-2 Investors of such rights and (B) the affirmative vote of the Requisite Series A-2 Investor Majority present at any annual or special meeting, in person or by proxy, or any written consent signed by the Requisite Series A-2 Investor Majority shall be sufficient to exercise any right of Series A-2 Investors.
(b)Consent Rights. So long as any shares of Series A-2 Preferred Stock are outstanding, the Corporation shall not, and shall not permit its Subsidiaries to, either directly or indirectly (including by amendment, merger, consolidation, recapitalization, reclassification, or otherwise) amend, modify, alter, waive or repeal (whether by contractual amendment, merger, consolidation or otherwise) this Certificate of Designation in a manner adverse to any Holder in their capacity as a Holder without the Requisite Series A-2 Consent, and any such act or transaction entered into without such consent or vote (in addition to any other vote required by law or the Restated Certificate) shall be null and void ab initio, and of no force or effect.

(c)Exclusive Rights. For the avoidance of doubt and notwithstanding anything to the contrary in the Restated Certificate or the Bylaws, the Holders and the Corporation shall have the exclusive consent and voting rights as set forth in this Certificate of Designation, and no vote or consent of the holders of Common Stock or any other class or series of stock of the Corporation shall be required to amend, modify or waive any provision of this Certificate of Designation, other than as set forth herein.
Section 8.[Reserved].
Section 9.[Reserved].
Section 10.[Reserved].
Section 11.Other Rights. The shares of Series A-2 Preferred Stock will not have any voting powers, preferences or relative, participating, optional, preemptive, conversion or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Restated Certificate.
Section 12.Record Holders. To the fullest extent permitted by Law, the Corporation and the transfer agent for the Series A-2 Preferred Stock, if any, may deem and treat the record holder of any share of Series A-2 Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor such transfer agent shall be affected by any notice to the contrary.
Section 13.Notices. All notices, requests or communications in respect of the Series A-2 Preferred Stock will be sufficiently given if given in writing and delivered in person or by overnight mail or courier service, or certified or registered mail, postage prepaid, return receipt requested, by facsimile or e-mail (with confirmation of receipt requested from the recipient, in the case of e-mail) or if given in such other manner as may be permitted in this Certificate of Designation or by Law or, with respect to any notice, request or other communication to the Corporation, in the Restated Certificate or the Bylaws.
Section 14.Certificates. Shares of Series A-2 Preferred Stock shall be issued in uncertificated, book-entry form or as the Corporation and the Requisite Series A-2 Investor Majority otherwise agree.
Section 15.Legends. Shares of Series A-2 Preferred Stock shall bear the legend substantially in the form set forth in Exhibit A, unless not required under Law.
Section 16.Rights and Remedies of Holders. The various provisions set forth under this Certificate of Designation are for the benefit of the Holders and will be enforceable by them, including by one or more actions for specific performance. Except as expressly set forth herein, all remedies available under this Certificate of Designation, at law, in equity or otherwise, will be deemed cumulative and not alternative or exclusive of other remedies. The exercise by any Holder of a particular remedy will not preclude the exercise of any other remedy. In connection with any action for specific performance or other equitable relief, no holder of Series A-2 Preferred Stock shall be required to post any bond or other security.
[Signatures on Next Page]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation of Series A-2 Preferred Stock to be duly executed this day of August 5, 2026.
UWM HOLDINGS CORPORATION
By: /s/ Rami Hasani
Name: Rami Hasani
Title: Executive Vice President, Chief Financial Officer

[Signature Page to the Certificate of Designation of Series A-2 Preferred Stock]

Exhibit A
RESTRICTED STOCK LEGEND
THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) OR ANY STATE SECURITIES OR BLUE SKY LAWS, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. THESE SECURITIES MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT OR APPLICABLE STATE SECURITIES OR BLUE SKY LAWS.
IN ADDITION, THESE SECURITIES ARE SUBJECT TO THE TERMS OF A SECURITIES PURCHASE AGREEMENT (THE “SERIES A PURCHASE AGREEMENT”), DATED AS OF AUGUST 5, 2026, BY AND AMONG UWM HOLDINGS CORPORATION (THE “CORPORATION”) AND THE STOCKHOLDERS OF THE CORPORATION PARTY THERETO, AN INVESTOR RIGHTS AGREEMENT (THE “SERIES A INVESTOR RIGHTS AGREEMENT”), DATED AS OF AUGUST 5, 2026, BY AND AMONG THE CORPORATION AND THE STOCKHOLDERS OF THE CORPORATION PARTY THERETO, AND A SUPPORT AGREEMENT (THE “SUPPORT AGREEMENT”), DATED AS OF AUGUST 5, 2026, BY AND AMONG THE CORPORATION, UWM HOLDINGS, LLC AND THE STOCKHOLDERS OF THE CORPORATION PARTY THERETO. NO TRANSFER, SALE OR OTHER DISPOSITION OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF THE SERIES A PURCHASE AGREEMENT, THE SERIES A INVESTOR RIGHTS AGREEMENT AND THE SUPPORT AGREEMENT. A COPY OF THESE AGREEMENTS SHALL BE FURNISHED WITHOUT CHARGE BY THE CORPORATION TO THE HOLDER HEREOF UPON REQUEST.